March 14, 2024

Stacie Gorman

Office of Real Estate & Construction

Division of Corporation Finance

Re:	Tirios Propco Series LLC
Amendment No.7 to Offering Statement on Form 1-A
Filed February 8, 2024
File No. 024-12277

Ms. Gorman:

Please see below for responses to the Division’s letter dated March 5, 2024, regarding the above captioned matter. All questions have been addressed in Amendment No. 8 to the Offering Statement on Form 1-A, filed March 14, 2024 (“Amendment”), as further herein detailed.

Risk Factors

Risks Related to this Offering and Ownership of our Series Interests

If either the Manager or Company is required to register as a broker-dealer, page 16

1.

You state here that “[t]he Company and Manager are relying on exemptions from the definition of “Broker” and “Dealer” for the sale of Series Interests and operation of the Secondary Trading Platform.” Please clarify what exemptions you are referring to.

The Company acknowledges the Staff’s comment and has corrected the statement to update the disclosure that it is relying on the issuers’ exemption, which provides an exemption for companies engaged in the primary offering of their own securities. The Manager is relying on Rule 3a4-1 for its exemption.

Procedure for Transfer on Tirios Secondary Platform, page 34

2.

We note your revised disclosure in the second paragraph of section 8 on page 35 in response to comment 8. Please correct the page number in your added cross-reference to the section headed, “Securities being offered – General Restrictions on Transfer."

The Company acknowledges the Staff’s comment and has updated the cross-reference in the Amendment.

3.

We note your Section 15(a) analysis in response to comments 4 and 6. Notwithstanding your assertion that the Company and the Manager will not receive transaction-based compensation, please provide a detailed legal analysis as to why you believe the Company and/or the Manager would not be a “broker” or “dealer” under the Exchange Act as a result of their operation of the Tirios Secondary Platform. In your response, please cite to applicable case law, no-action letters, or other guidance. In addition, please clarify and address at least the following:

•	Whether customers open accounts with Dalmore;

1

•	Whether Dalmore maintains or handles customer funds or securities;

•	Whether the Tirios Secondary Platform transmits customer orders directly to the ATS;

•	Whether customers submit their orders directly to Dalmore;

•	Whether the Tirios Secondary Platform facilitates negotiations between customers; and

•	Whether the Company or Manager receives any compensation in connection with the operation of the Tirios Secondary Platform.

In response to the Staff's comment, the Company has revised the disclosure under the section "Procedure for Transfer on Tirios Secondary Platform" in the Amendment and added the legal analysis below.

The Tirios platform and mobile app are owned by Tirios Corporation or the Manager. The Manager has granted a license to each Series to, among other things, use the investment platform and the App for the Offerings pursuant to the License Agreement. The Manager will not operate the Tirios Secondary Platform and will not be engaged in buying or selling any securities. Therefore, we believe the Manager is not required to register as a broker or dealer.

Section 3(a)(4)(A) of the Act generally defines a "broker" broadly as any person engaged in the business of effecting transactions in securities for the account of others.

The Company considered the following facts in assessing if it should be considered as a "broker":

a)	The Company doesn't participate in soliciting or negotiating secondary transactions. It acts as a technology interface to transmit the Member instructions to the executing Broker and PPEX ATS.

b)

The Company doesn't participate in routing, reviewing, or approving the trades. The Company doesn't approve or execute any Secondary transactions or pairs or use conditional order routing to transmit the information. It acts as a technology interface to transmit the information to the executing Broker and PPEX ATS. The orders are reviewed by the executing Broker, matched by PPEXT ATS, and approved by the executing Broker.

c)

The Company has engaged with various participants to facilitate the secondary transactions for our Members. Each participant in the flow of transactions has their distinct responsibilities. The Company is not taking any action or assuming any overlapping responsibility with other participants.

-	Company: It acts as a technology interface to transmit Member instructions to executing Broker and PPEX ATS.

-	Dalmore: SEC- registered Broker-Dealer that collects a commission from each transaction, opens accounts and reviews and approves secondary trades.

-	PPEX ATS: SEC-regulated ATS that matches orders for buyers and sellers of Series Interests.

-	VStock: SEC-registered stock transfer firm that records transfers in book-entry form.

d)

The Company does not receive, directly or indirectly, any transaction-based or other compensation for operating the Tirios Secondary Platform. The Company respectfully notes that while not dispositive, the absence of any transaction-based compensation would typically weigh against any requirement to register as a broker under the Exchange Act.

Based on the factors considered above, we believe the Company is not required to register as a broker.

2

Section 3(a)(5)(A) of the Act generally defines a "dealer" as any person engaged in the business of buying and selling securities for his own account through a broker or otherwise. The Company is not in the business of buying and selling securities for its own account on the Secondary Trading Platform. Therefore, we believe the Company doesn't qualify as a dealer.

In response to the Staff's specific questions, please see our response:

•	Whether customers open accounts with Dalmore;

Yes, each Member opens an account with Dalmore through the technology interface provided by the Tirios Platform. Dalmore reviews the Member information, including KYC, and performs AML and other compliance background checks. Only after a Member account is confirmed can orders for secondary trade be placed on PPEX ATS as active.

•	Whether Dalmore maintains or handles customer funds or securities;

Dalmore responsibilities include acting as an agent on behalf of Members in order to assist in the execution of the transactions on the PPEX ATS, approve the settlement of such transactions, and review and approve each transaction.

Dalmore does not handle Subscriber funds. The Subscriber funds are transferred using Stripe as the payment processor and are held in a separate bank account. The executing Broker has access to this bank account for review at all times. The funds are sent to the seller once the trade is confirmed by the executing Broker and approved for settlement, or returned to the prospective buyer in case the transaction is canceled or rejected.

•	Whether the Tirios Secondary Platform transmits customer orders directly to the ATS;

The Company relays the bid or ask instructions received from Members to the executing Broker. The Tirios Secondary Platform simultaneously relays the Member instructions via API to PPEX ATS.

Once the executing Broker opens or confirms a Member Account, the information is shared with PPEX ATS. This confirms that the bid or ask order can be placed as active on the order book, with Dalmore as the executing Broker.

PPEX ATS processes the orders and matches them based on the rules set by PPEX ATS. When the orders are matched, the information is shared with the executing Broker. Orders are not matched or paired prior to being submitted to the PPEX ATS, as this is the function of the PPEX ATS.

The executing Broker reviews the information regarding orders matched by PPEX ATS and approves the trade.

•	Whether customers submit their orders directly to Dalmore;

Members can't submit their orders directly to Dalmore. Tirios Secondary Platform acts as a technology interface to transmit Member instructions to Dalmore as the executing Broker.

•	Whether the Tirios Secondary Platform facilitates negotiations between customers; and

Tirios Secondary Platform does not facilitate negotiations between Subscribers. Tirios Secondary Platform acts as a technology interface to transmit Member instructions to Dalmore as the executing Broker and PPEX ATS as the exchange to match the orders.

3

•	Whether the Company or Manager receives any compensation in connection with the operation of the Tirios Secondary Platform.

The Company and the Manager do not receive, directly or indirectly, any transaction-based or other compensation with the operation of Tirios Secondary Platform.

4.	Please provide a detailed description of the operation of the Tirios Secondary Platform and the lifecycle of a secondary transaction on the platform.

In response to the Staff’s comment, the Company has revised the disclosure under the section “Procedure for Transfer on Tirios Secondary Platform” in the Amendment.

The flow of transactions is represented by the diagram here:

The description of each step is included here:

1.

A new Subscriber interested in purchasing Series Interests in secondary trading creates an account with the Tirios Platform. A welcome email is sent to the Subscriber. The Member can then submit the sale instructions if they currently hold the Series Interests or the purchase instructions on the Secondary Trading section of the Tirios Platform. These instructions include the name of the Series Interests, the number of Series Interests, and the bid or ask price. A confirmation email is sent to the Member once instructions are received.

The prospective buyer is directed to the payments page to make the payment for the purchase. The Company accepts ACH payments in USD. We do not accept payments in crypto, credit card, wire, or check. The Company uses Stripe to process such payments, and our Manager pays all fees. ACH Payment typically takes 3 – 5 days to clear. Once the payment is cleared, an email is sent to the Member with an update that the payment was successful. In case the payment does not clear, the purchase instructions are canceled, and the prospective buyer is requested to create new purchase instructions. Members can also see the payment status on the Tirios Platform. The payment received from prospective buyer is held by the Company in a separate bank account waiting for instructions on the next steps from the executing Broker. The executing Broker has access to this bank account for review at all times.

2.

The Company relays the bid or ask instructions received from Members to Dalmore (the “executing Broker”). The Company additionally sends the information related to the Member profile to the executing Broker so the executing Broker can create a new Member account or confirm if there is an existing Member account with the executing Broker.

4

The executing Broker reviews the information, including KYC, performs AML and other compliance background checks, and provides an update if any additional information is required or if a Member account is successfully created with the executing Broker. If KYC and/ or AML are not passed, our team contacts the Member to submit additional information as needed. An update email is sent to the Member confirming the receipt of the information and informing them about any additional steps that may be required.

The Company reviews the transfer request before the transfer instructions are transmitted to the executing Broker. The Company may ask a Member to provide identification, accreditation, or other proof documents before approving the transfer. The Company will generally review, approve, or reject the transfer request within 15 business days from the transfer request date, provided the Member has submitted all requested identification or other proof documents. If the Member does not respond or provide identification or requested proof of documents within 7 days from the date of such request, the transfer request will be canceled. A Member can also see the payment and transfer status on the Tirios Platform. If a transfer request is rejected, funds for the purchase will be returned to the Member within  5 business days of such rejection without deduction or interest.

The Manager may withhold a transfer consent in its sole discretion, including if the Manager determines that such transfer, assignment, or pledge will result in any restrictions covered under the Section “Securities being offered – General Restrictions on Transfer,” which covers an exhaustive list of criteria considered by the Manager to review transfer requests. Prior to giving such consent, the Manager will consult with legal counsel to ensure that the purported transfer does not exceed applicable thresholds applicable to REITS or beneficial ownership thresholds under the Exchange Act or the Securities Act; convert Company assets into an ERISA plan; adversely affect the Company, increase taxes, or disqualify the Company as an LLC; subject the Company, Series, or any Series Interests to securities registration in any jurisdiction; or violate any representation or warranty made by the owner of the Series Interest.

3.

While sending the Member instructions to the executing Broker, as discussed above, the Company simultaneously relays the Member instructions via API to PPEX ATS. For the avoidance of doubt, the Tirios Secondary Platform does not pair or match any orders based on instructions received from the Members or create any conditional routing. All instructions received by the Tirios Secondary Platform from Members are transmitted directly to the executing Broker and PPEX ATS.

4.

Once the executing Broker opens or confirms a Member Account, the information is shared with PPEX ATS. This confirms that the bid or ask order can be placed as active on the PPEX ATS order book, with Dalmore as the executing Broker.

5.	PPEX ATS processes the orders and matches them based on the rules set by PPEX ATS. When the orders are matched, the information is shared with the executing Broker.

6.	The executing Broker reviews the information regarding orders matched by PPEX ATS and approves the trade.

7.	Executed trade information is then sent to the Transfer Agent, who verifies the information and records the transfer of Series Interests in the book entry form.

8.	The Transfer Agent confirms when the records for the transfer of Series Interests have been updated in the book entry form.

9.

The Company receives the information that the orders were matched and approved by the executing Broker, and the Transfer Agent has recorded the transfer of Series Interests in the book entry form. Once the confirmation for trade execution is received from the executing Broker, the Company releases the payment held in the separate bank account to the seller within 5 business days. If the buyer or seller cancels the order before the trade is confirmed or the executing Broker rejects the trade, the payment held in the separate bank account is returned to the prospective buyer within 5 business days.

5

The record date for transfers is when the trade is approved by the executing Broker and information is recorded by the Transfer Agent in book entry form.

At this time, the Company also creates the transfer for Tokens, which represent the digital courtesy copy of Series Interests on Blockchain. This process is completed at the end of every working day to confirm that the book-form and blockchain records are in sync, and in the event of a conflict between the record held by the Transfer Agent and the blockchain record, the Transfer Agent’s record will be determinative.

10.	The Company sends updates to Members that their purchase or sale order was executed and the records for the transfer have been updated successfully.

11.

The buyer starts receiving quarterly financial performance. This information is accessible in the Tirios Platform for review in pdf format or on the blockchain, which is maintained by the Company in book form and as a digital courtesy copy on the blockchain. Financial information includes rent, property taxes, insurance, etc. The distributions for Series Interests transacting on Secondary Trading are pro-rata based on the number of days. For example, if the record date for secondary transfer is February 28, the distribution related to the calendar quarter ending March 31 would be pro-rated between the seller from January 1 to February 28 and for the buyer from March 1 to March 31.

Independent Audit's Report, page FS-2

5.

Please have your independent auditor explain to us how it determined not to issue a going concern opinion on the financial statements given the company's lack of an operating history, accumulated losses to date and its dependency on financing to continue its business. We note the disclosure in Note 8 that discusses financial and other uncertainties. The assurances that the company can continue to generate cash flow from rental properties, raise capital through a Regulation A offering or that the Manager will always be in a position to provide funding when needed appear ambiguous and not determinative of the company's ability to continue as a going concern. Please advise or revise.

In response to the Staff’s comment, the independent auditor has revised the audit opinion and have updated the note 8 to read that there are “no” assurances that Company can continue to generate cash flow from their rental properties or raise capital through Regulation A offering or that the Manager will always be in the position to provide funding when needed.

Exhibits

6.

We note that you have entered into rental agreements for the 283 Gabbro Gardens and 313 Mica Trail properties. Please file the executed rental agreements as exhibits, rather than the form of the agreement.

The Company acknowledges the Staff’s comment and has included executed copies of rental agreements as exhibits. Please note, we have redacted the exhibits to remove name and contact information of tenant for which the issuer would consider disclosure of to be a “clearly unwarranted invasion of personal privacy” and for which the issuer “customarily and actually treats… as private or confidential and… is not material”. Redactions are indicated by a black box.

We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC

6